UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

SEC FILE NUMBER 001 – 15697

CUSIP NUMBER 28659T200

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D

☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2019

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For	the Transition Period Ended: _____________________________________________

Read instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Elite Pharmaceuticals, Inc.

Full name of registrant:

Former name if applicable:

165 Ludlow Avenue

Address of Principal Executive Office (Street and Number)

Northvale, New Jersey 07647

City, state and zip code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Form 10-K, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s Annual Report on Form 10-K for the period ended March 31, 2019 cannot be filed within the prescribed time period without unreasonable effort or expense because of a delay by the Registrant in obtaining and compiling information relating to the Registrant’s assessment of a material weakness in internal controls and required to be included in the Registrant’s Form 10-K.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Carter Ward	(201)	367-7855
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, reasons why a reasonable estimate of the results cannot be made.

Total revenues for the year ended March 31, 2019 are expected to increase by approximately $0.1 million or 1%, to approximately $7.6 million, as compared to $7.5 million, for the corresponding period of the prior year.

Loss from operations for the year ended March 31, 2019 is expected to increase by approximately $0.1 million or 1% to approximately $9.2 million as compared to $9.1 million for the corresponding period of the prior year.

Net other income/expenses for the year ended March 31, 2019 is expected to be a net other expense of approximately $0.8 million, as compared to a net other income of $4.3 million for the comparable period of the prior year. This represents an increase in non-operating expense of approximately $5.1 million for the year ended March 31, 2019, as compared to the comparable period of the prior year. The most significant component in this increase in net non-operating expenses was the income recognized in relation to the change in fair value of derivative instruments, which is a component of non-operating income/expenses and is expected to be approximately $0.2 million for the year ended March 31, 2019, as compared to $4.7 million for the comparable period of the prior year.

Net loss attributable to common shareholders is expected to increase by approximately $5.6 million to approximately $9.3 million for the year ended March 31, 2019 as compared to a net loss attributable to common shareholders of $3.7 million for the comparable period of the prior year.

Basic loss per share is expected to be $0.01 on a weighted average shares outstanding of approximately 814 million shares. Basic loss per share for the comparable period of the prior year was $0.00 on a weighted average shares outstanding of 796 million.

The Company's management has concluded that material weaknesses in the Company’s internal controls over financial report existed. A material weakness is a deficiency, or a combination of deficiencies, in internal controls over financial reporting such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

The auditor’s opinion on the Company’s financial statements for the year ended March 31, 2019 is expected to contain an explanatory paragraph with respect to there being substantial doubt as to the Company’s ability to continue as a going concern and the Company expects to continue to incur losses until it is able to generate sufficient revenues to support its operations and offset operating costs.

Elite Pharmaceuticals, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 14, 2019	By:	/s/ Carter J. Ward
Name: Carter J. Ward
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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